EXHIBIT 22

                    [PROLER INTERNATIONAL CORP. LETTERHEAD]

FOR IMMEDIATE RELEASE


                     PROLER INTERNATIONAL CORP. ANNOUNCES
               WAIVER OF CONDITIONS TO ACQUISITION BY SCHNITZER
                 AND REVISED ACQUISITION PROPOSAL BY HUGO NEU

      Houston, Texas: November 14, 1996 -- Proler International Corp. (NYSE:PS) announced today that it received on November 13, 1996 a written waiver from Schnitzer Steel Industries, Inc. of certain conditions to Schnitzer's completion of its tender offer for Proler stock under its merger agreement with Proler. Schnitzer waived its right to terminate the tender offer in the event of (i) any past or prospective event having a material adverse effect on Proler, (ii) any past or prospective breach by Proler of any representations or warranties made to Schnitzer in the merger agreement, and (iii) any past default by Proler in performing or complying with any obligations, covenants or agreements with Schnitzer contained in the merger agreement. Schnitzer also eliminated, as a condition to its second step merger, the condition that there be no litigation against Proler or Schnitzer seeking to prevent the merger.

      As previously announced, Proler has agreed to be acquired by Schnitzer through a tender offer and second step merger at $7.50 in cash for each Proler share. Schnitzer's tender offer is scheduled to be completed on Friday, November 15, 1996, subject to termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and satisfaction of the remaining conditions, which include tender of a majority of Proler's shares. Proler has been advised that approximately 58% of Proler's shares have been tendered to Schnitzer.

      Proler also announced that it received on November 13, 1996 a revised proposal from Hugo Neu Corporation to acquire all of the outstanding shares of Proler stock at a cash price of $8.25 per share. As previously announced, Proler's Board of Directors on November 12, 1996 determined that Hugo Neu's previous proposal was unacceptable due to, among other things, financing and other conditions and uncertainties. Hugo Neu's revised proposal stated that it was not subject to any financing condition.

      After considering Schnitzer's waiver of conditions to its offer, the revised Hugo Neu proposal and other relevant matters, Proler's Board of Directors determined on November 13, 1996 that the Schnitzer offer continued to be superior to the Hugo Neu proposal. Proler's officers and advisors will meet November 14, 1996 with Hugo Neu to obtain financial information about Hugo Neu and information about the status of its financing and will negotiate with Hugo Neu regarding the terms and conditions of its revised proposal.

      Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.